237 Park Avenue New York, New York 10017.3142 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 12, 2009

VIA EDGAR/CORRESPONDENCE

Kaitlin Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hydrogenics Corporation Form 20-F for the year ended December 31, 2008 Filed June 30, 2009 File No. 000-31815

Dear Ms. Tillan:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated July 29, 2009, relating to the Company’s Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”).  A copy of the Staff’s comment letter has been provided to the Company’s auditors, and the auditors have reviewed the responses set forth in this letter.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 6. Directors, Senior Management and Employees, page 45

Share Ownership, page 59

1.                             In future filings, please disclose share ownership by senior management and directors on an individual basis, as required by required by Item 6.E.1 of Form 20-F.

Response

In future filings, we will disclose share ownership by senior management and directors on an individual basis, as required by Item 6.E.1 of Form 20-F.

Item 7. Major Shareholders and Related Party, Transactions, page 59

Transactions with General Motors, page 59

2.                             We note your disclosure of the agreements with General Motors regarding licenses of fuel cell stack intellectual property and nomination of a candidate to the board of directors. Please provide us with your legal analysis for not filing these agreements as exhibits to your Form 20-F.

Response

With respect to the agreements with General Motors, the Company does not view these agreements to be material to the Company and further, the Company’s business is not substantially dependent on any of its agreements with General Motors.  Accordingly, these agreements have not been filed as exhibits to the 2008 Form 20-F.  We note that the Company’s above-referenced agreements with General Motors were previously filed with the Securities and Exchange Commission as exhibits to the Company’s Form 20-F for the fiscal year ended December 31, 2002 (which was filed on June 19, 2003).  However, over time, the Company has greatly reduced its relationship with General Motors and no longer views itself as having a significant business relationship with General Motors.  In addition, the Company does not view the ability to nominate one director of the Company’s seven-member Board of Directors to be material to the Company’s business and operations.

Consolidated Financial Statements, page F-1

3.                             In future filings please include the date of the financial statements on each of the financial statements presented. For example, if the balance sheet is as of December 31, 2008, then instead of just referring to 2008, include the entire date.

Response

In future filings, we will include the date of the financial statements on each of the financial statements presented.

Note 2. Summary of Significant Accounting Policies, page F-10

Inventories, page F-11

4.                             You disclose that you record inventories at the lower of cost or net realizable value under Canadian GAAP. Under U.S. GAAP, you should record inventories at the lower of cost or market. Please tell us why you did not include a discussion and reconciliation for this difference in Note 23. Refer to Statements 5 and 6 of Chapter 4 of ARB 43 or FASB Codification 330-10-35.

Response

Under Canadian GAAP, inventories are recorded at the lower of cost or net realizable value.  Under U.S. GAAP, inventories are required to be recorded at the lower of cost or market as per Statement 6 of Chapter 4 of ARB 43.  The guidance indicates a lower threshold of net realizable value and higher threshold of net realizable value plus a reasonable profit margin.  Given that our write-downs of inventory were not significant in 2008, 2007, and 2006 (2008- $1.3 million, 2007- $0.8 million and 2006- $1.1 million), we do not believe that there are any material variations between Canadian and U.S. GAAP which would need to be reported under Item 18 of Form 20-F.

Goodwill, page F-11

5.                             You disclose that if you perform the second step of the goodwill impairment test under Canadian GAAP you will measure the amount of the impairment loss as the excess of the carrying value of the goodwill over its fair value. Under paragraphs 20 - 21 of SFAS 142, you should determine the amount of any impairment loss based upon the implied fair value of goodwill by assigning the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Since we noted that you reflect an impairment of intangible assets and goodwill of $90.8 million in 2006, please tell us why you did not include a discussion and reconciliation for this difference in Note 23.

Response

The impairment model for goodwill under Canadian GAAP (as set out in the CICA Handbook section 3063, Goodwill and Other Intangible Assets) is virtually identical to the model in FAS 142.  Under Canadian GAAP, the second step of the goodwill impairment test is calculated using the same methodology as described in paragraphs 20-21 of SFAS 141. Therefore, in 2006, we estimated the fair value of the reporting unit and assigned that fair value to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination.  The difference between the fair value of the reporting unit and the aggregate of the fair values assigned to identifiable assets and liabilities was deemed to be the implied fair value of goodwill.  Accordingly, there was no material variation between the GAAPs or the amount of impairment loss recognized under Canadian GAAP and U.S. GAAP.

Revenue Recognition, page F-12

6.                             In your revenue recognition policy you discuss policies to record revenues for long-term contracts and engineering and testing services and other services under multiple-element arrangements. Please tell us in more detail about the nature of the services from which you record these revenues and the significance of these revenues for each of the periods presented.

Response

Revenues recognized under long-term contracts:

Revenue recognized under long-term contracts is approximately $0.5 million for 2008, $1.3 million for 2007 and $2.9 million for 2006.

For U.S. GAAP, we apply the provisions of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, to these types of arrangements.  These are contracts which span over a period of greater than three months.  We use contract accounting under these arrangements because these are contracts to design, develop, manufacture and modify complex fuel cell modules to the customer’s specifications. We do not provide any services under these specific contracts subsequent to the delivery of the modules.  These contracts do not include multiple elements and we do not segment the contracts.  We use the percentage of completion method of accounting for these contracts as the contracts clearly specify our and the customer’s rights regarding the modules, the consideration to be exchanged, and the payment terms; we expect the customer to satisfy his obligation under the contract to accept and pay for the modules; and we expect to perform our obligations to complete and deliver the modules.  Based on past experience, we are able to make reasonably dependable estimates towards the costs to complete and the extent of progress towards completion.

Revenues recognized for engineering and testing services:

Revenue recognized for engineering and testing services is approximately $0.4 million for 2008, $3.5 million for 2007 and $3.4 million for 2006.

Our revenues for engineering and testing services related largely to the testing of various different elements of fuel cells and fuel cell components performed under contract. Under these arrangements, we received purchase orders for a set number of testing hours to be performed at a set hourly rate.  Revenue for these services was recognized based on the occurrence of testing hours.  These contracts do not include multiple elements.

Revenues recognized for other services under multiple element arrangements:

Revenue recognized under multiple element arrangements for other services is approximately $0.8 million in 2008, $1.0 million in 2007 and $0.5 million in 2006.

As disclosed in our accounting policy, multiple element arrangements include the sale of equipment and provision of services.  These services provided in these arrangements cover training and other set-up services to be performed subsequent to the delivery of the equipment.  We have the ability to separate these items into multiple elements as:

•                  The delivered item (the equipment) has value to the customer on a stand-alone basis as we sell the equipment on a stand-alone basis to certain customers.  We sell the same equipment without these services.

•                  There is objective and reliable evidence of the fair value of the training and set-up services as these services can be purchased by the customers on a stand-alone basis.  Our fair value allocated for such services is based on the price at which we sell such services on a stand-alone basis.

•                  The arrangement does not include a general right of return relating to the equipment.

7.                             With respect to your multiple-element arrangements, please clarify for us whether your allocation based upon each unit’s relative value is the same as using the relative fair value. Tell us how you record revenue under multiple-element arrangements when the appropriate criteria for separating revenue are not met or there is no objective evidence of fair value, or tell us why this disclosure is not provided.

Response

We confirm that our allocation based on each unit’s relative value is the same as using the relative fair value.  For the periods presented, we have always had fair value for each of the elements in our revenue arrangements.

In future filings, we will provide this additional clarification of our policy.

8.                             You disclose that you follow CICA Handbook Section 3065 with respect to your equipment leases. With a view towards enhanced disclosure of your revenue recognition policy, please tell us how the company applies this standard to your facts and circumstances and tell us any differences between Canadian GAAP and U.S. GAAP in this regard.

Response

Revenues recognized under equipment leases for the periods in question were not material and were less than $0.1 million in each of the years presented.  Revenues were recognized under the terms of Section 3065 for sales-type leases. There are no material variations in the guidance for accounting for leases of equipment between Canadian GAAP and FAS 13, Leases, for sales-type leases.

9.                             We note that you recognize revenue prior to delivering the equipment to your customers when certain criteria are met. Please tell us the amount of revenue recognized on this basis for each period presented including your latest interim period. Summarize for us the general terms, including payment terms, for these types of sales.

Response

The amount of revenues recognized prior to delivery to our customer for the periods presented are as follows:

Period Year ended December 31	Revenues recognized prior to delivery
December 31,2006	Nil
December 31,2007	Nil
December 31,2008	$0.2 million (one transaction)

For the three months ended March 31, 2009, revenues recognized prior to delivery to our customers totaled $0.2 million (one transaction) and is expected to be nil for the three months ended June 30, 2009.

We believe all these amounts were not material to the revenue reported in the respective periods noted.

The terms for sale relating to the unit recognized as revenue in December 31, 2008 were as follows:

•                  The customer has entered into a fixed contract to purchase the equipment for a specific site.

•                  The customer requested that we hold the product at our location because there was a delay in site readiness and, accordingly, the customer required a place to store the equipment for a specified period of time.

•                  The risks and rewards transferred when we placed the goods into storage.

•                  The billing terms were as follows:  (i) 30% down payment upon receipt of the purchase order (ii) 40% upon shipment of the unit and (iii) 30% upon customer receipt of the unit.  At the time the customer requested the delay in shipment (December 2008), the 30% down payment upon receipt of the purchase order had been collected and the remaining amount was billed to the customer and collectability was enforced.  The 40% was collected February 2009 and the remainder was largely collected in June 2009.

The terms for sale relating to the unit recognized as revenue in March 31, 2009 were as follows:

•                  The customer has entered into a fixed contract to purchase the equipment for a specific site.

•                  The customer requested that we hold the product at our location because there was a delay in site readiness and, accordingly, the customer required a place to store the equipment for a specified period of time.

•                  The risks and rewards transferred when we placed the goods into storage.

•                  The proceeds from the sale were collected in full in February 2009.  As a result, there was no outstanding receivable balance as at March 31, 2009.

10.                       Further, please tell us whether the buyer, not the seller, made the request that the transaction be on a bill and hold basis and whether the buyer has a substantial business purpose for ordering the goods on a bill and hold basis. Please also tell us whether, with respect to the fixed schedule for delivery of the goods, the date for delivery is reasonable and consistent with the buyer’s business purpose.

Response

In both cases described above, we confirm that the buyer, and not Hydrogenics, made the request that the transaction be on a bill and hold basis.  In both cases as described above where revenue had been recognized prior to delivery, we evaluated whether the buyer had a substantial business purposes for buying, but not taking delivery of the product.  In each case, the goods were not ordered on a bill and hold basis, but the request for Hydrogenics to hold the goods was made after the initial order and was due to a business issue that arose with the customer.  The business issue, as described above, was that the customer’s facility which was under construction encountered unexpected delays and as a result, was not suitable for storing the product.

In the case of the transaction which was recorded as revenue in the year-ending December 31, 2008, we had correspondence from the customer which indicated that the delivery date would be no later than April 2009.  The unit shipped in April 2009.

In the case of the transaction which was recorded as revenue in the year ending March 31, 2009, we had correspondence from the customer which indicated that the delivery would be no later than April 2009.  The unit shipped in April 2009.

We also confirm the dates of delivery described above were both reasonable and consistent with the buyer’s business purpose.

11.                       Please also tell us how you considered each of the following factors with respect to these sales:

•                  The date by which you expect payment, and whether the you modified your normal billing and credit terms for the buyer;

•                  Your past experiences with and pattern of bill and hold transactions;

•                  Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods;

•                  Whether your custodial risks are insurable and insured; and

•                  Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment).

Response

For the bill and hold transactions described above:

•                  Payment terms:  We did not modify our normal billing terms.  The dates for which we collected the payments are described above.

•                  Past experience: As noted in our response above, we did not experience any situation where we had not been paid for transactions whereby we recognized revenue prior to delivery.  In addition, we did not note any unusual patterns with respect to the transactions described above.

•                  Risk of Loss: In both of the cases described above, the buyer maintains the expected risk of loss in the event of a decline in the market value of the goods as there are no rights of return associated with the contract.

•                  Insurance: In both of the transactions described above, our custodial risks were insurable and insured.

•                  Buyer’s Commitment: We do not believe that extended procedures were necessary in order to ensure that there were no exceptions to the buyer’s commitment to accept and pay for the goods sold. The agreements did not include refund rights and there were no additional acceptance or payment risks.

Stock-Based Compensation, Deferred Share Units and Restricted Share Unit Plan, page F-13

12.                       You disclose that forfeitures of stock-based compensation awards, deferred share units and restricted share units are accounted for in the period in which the forfeiture occurs under Canadian GAAP. Under SFAS 123R, you should base your compensation cost on the estimated number of instruments expected to vest and make re-estimates at reporting dates to the extent that subsequent information indicates that the actual number of instruments expected to vest is likely to differ from previous estimates. Please tell us why you did not include a discussion and reconciliation for this difference in Note 23. Refer to paragraph 43 of SFAS 123R.

Response

Our reconciliation of the income statement from Canadian GAAP to U.S. GAAP included a stock based compensation item for the year ended December 31, 2008 of $0.088 million.  This item reflected the difference in accounting for forfeitures between Canadian and U.S. GAAP.  This item was marked with a footnote reference of (i) which refers to In-process research and development.  We recognize that the footnote (i) related to In-process research and development should be footnote (ii) and that we failed to include a description of the variation we reported in the reconciliation.  In our revised filing, we have included an appropriate description with respect to the differences related to stock-based compensation.

The differences related to stock-based compensation expense in years previous to 2008 were immaterial and were not presented in the table.

Note 5. Business Streamlining Initiatives and Wind up of Test Equipment Business, page F-18

13.                       Please tell us and disclose in future filings your accounting policy for restructuring costs under both Canadian and U.S. GAAP.

Response

Under Canadian GAAP, costs associated with exit or disposal activities, including lease termination costs and employee severance costs associated with restructuring, plant closing or other activity, are recognized when specified criteria are met as set out in Emerging Issues Committee Abstract 134 (EIC 134), Accounting for Severance and Termination Benefits and Emerging Issues Committee Abstract 135 (EIC 135), Accounting for Costs Associated with Exit and Disposal Activities (Including Costs in a Restructuring).  Our restructuring costs included lease termination costs and employee termination benefits.  With respect to lease termination costs, we recognize these costs at the cease-use date and record these amounts at the present value of the estimated lease payments, net of estimated sub-lease income.  The severance and termination benefits resulted from a specific event and therefore are considered to be contractual termination benefits.  Under Canadian GAAP, the costs related to contractual termination benefits are recognized as a liability and expensed when it is probable that the employees will be entitled to benefits and the amount can be reasonably determined.  The benefits provided were either specified in an employment agreement or were based on existing legislative formula or consistent with the company’s past practice.  The amounts were accrued when management approved the plan and committed the entity to the restructuring event that obligated the company to the employees, management had identified all significant actions to take to cause the obligating event to occur and actions required by management’s plan were to commence shortly thereafter and be completed within an appropriate time such that there would not be significant changes to management’s plan.

We believe our accounting policy for restructuring costs is consistent with the guidance in FAS 146, Accounting for Costs Associated with Exit and Disposal Activities.  Canadian GAAP guidance contained in EIC 134 and EIC 135 is based on guidance in FAS 146 as well as guidance in FAS 43, Accounting for Compensated Absences; FAS 87, Employer’s Accounting for Pensions; FAS 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits; FAS 106, Employer’s Accounting for Postretirement Benefits other than Pensions; FAS 112, Employee’s Accounting for Postemployment Benefits- an amendment of FASB Statements No. 5 and 43; and FSP-FAS 146-1, Determining Whether a One-Time Termination Benefit Offered in Connection with an Exit or Disposal Activity is, in Substance, an Enhancement to an Ongoing Benefit.  Accordingly, we did not identify any material variations between Canadian and U.S. GAAP related to the accounting for these restructuring costs.

In future filings we will include our accounting policy for restructuring costs in our disclosures.

14.                       Please tell us and disclose in future filings the disclosures required by paragraphs 20(a), (b) and (d) of SFAS 146, including the following:

•                  The facts and circumstances leading to the expected activity and the expected completion date;

•                  For each reportable segment, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore;

•                  For each major type of cost associated with the activity, the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and

•                  For each major type of cost associated with the activity, a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

Otherwise, please tell us why you are not required to provide these disclosures.

Response

Business Streamlining:

The facts and circumstances leading up to the business streamlining were primarily efforts by the Corporation to reduce expenses to improve future cash flows by reducing our headcount. The business streamlining activities relating to the March 2007 and November 2007 annoucements were complete as at December 31, 2008.  The expenses resulting from the March 2007 announcement were exclusively charged to the Power Systems business unit.  The expenses related to the November 2007 announcement were charged to the business units as follows:  $0.846 million for Power Systems; $0.142 million for OnSite Generation; and $1.002 million for Corporate and Other business.  For both the March 2007 and November 2007 announcements, the amount expensed for the twelve months ended December 31, 2007 (which is identical to the expected cumulative charge) is $2.1 million and $1.99 million, respectively.

A summary of the movements in the liability are as follows:

	March 2007 Announcement	November 2007 Announcement	Total
December 31, 2006	—	—	—
Expense for the period	$2.1 million	$1.99 million	$4.09 million
Cash payments	($2.1 million)	—	($2.1 million)
December 31, 2007	—	$1.99 million	$1.99 million
Cash payments	—	($1.981 million)	($1.981 million)
December 31, 2008	—	$0.009 million	$0.009 million

Wind Up of Test Equipment Business:

The facts and circumstances leading up to this announcement was that the fuel cell test products design, development and manufacturing business had been experiencing lower than planned gross margins and the was not achieving its growth prospects and certain operating objectives.  The wind-up of the test equipment business is expected to be completed in 2010.  The expenses relating to the wind-up of the test equipment business all relate to the Test segment.  We expected to incur a cumulative charge of approximately $3.5 million relating to the wind-up of test equipment business, of which $2.016 million was incurred in 2007 and $0.853 million was incurred in 2008 (representing a total of $2.869 million incurred to date) and the remainder will be charged to expenses in 2009 and 2010.

The majority of the costs associated with the wind-up of the Test Equipment business are expensed as incurred.  However, a reconciliation of the beginning and ending liability balances for severance and other termination benefits is as follows:

Wind up of the Test Equipment Business
December 31, 2006	—
Accrual for contract termination costs	$1.6 million
Cash payments	($0.65 million)
December 31, 2007	$0.95 million
Cash payments	($0.95 million)
December 31, 2008	—

We will include these disclosures in our future filings to the extent they apply to the specific years presented.

Note 22. Segmented Financial Information, page F-27

15.                       Please refer to the table at the bottom of the page. Please explain why you present the segment income (loss) line item as if it were a total for each of the columns since we note that the columns do not total to the amounts reflected in this line. As such, explain the purpose of the various line items between revenues from external customers and segment income (loss).

Response

We acknowledge your comment and the potential confusion created by the format of the chart.  Segment loss was not intended to be presented as a total for each column.  In future filings, we will revise the format of the chart and will include additional narratives outlining that segment loss includes a number of items that are not disclosed on the chart.

With respect to the disclosures for amortization of intangible assets, amortization of property, plant and equipment, interest income, interest expense and income tax expense, these are required to be disclosed for each reportable segment under Canadian GAAP.

Note 23. Differences Between Canadian and United States Accounting Principles, page F-30

16.                       With respect to the reconciliation of net loss for the year from Canadian GAAP to U.S. GAAP, please tell us and in future filings please disclose the nature of the reconciling item for the impairment charge related to intangible assets in 2006 of $13.8 million.

Response

This item pertains to the in-process research and development (IPR&D)that was acquired as part of the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”)in 2005.  Under U.S. GAAP this amount was written off in 2005 at the time of the acquisition of Stuart Energy in accordance with FAS 2  but recorded as an intangible assets under Canadian GAAP. In 2006, the intangible asset recorded under Canadian GAAP was impaired and an impairement loss of $13.6 million was recorded.  Accordingly, in 2006, the impairment loss recorded under Canadian GAAP was not required under U.S. GAAP as the IPR&D had been written off in 2005.

17.                       We note that this reconciliation includes a reference to note (i) with respect to stock-based compensation and note (ii) with respect to amortization of in-process research and development. On page F-31 you include only one note labeled as (i) and that relates to in-process research and development. Please revise in future filings.

Response

We acknowledge your comment and have updated the filing  (see response to comment no. 12 above).

18.                       Please tell us why, given the differences between Canadian and U.S. GAAP noted at the top of page F-32, the condensed statements of operations on page F-31 shows no differences between Canadian and U.S. GAAP.

Response

We acknowledge your comment.  In future filings we will properly allocate the 2007 loss on disposal of property, plant and equipment of $0.308 million and the charges related to the write-down of inventory in the appropriate line items on the condensed statement of operations included in the U.S. GAAP note.

19.                       Please confirm that you reflect all of your reconciling items on a gross basis and not net of the related taxes.

Response

We confirm that all of our reconciling items are presented on a gross basis and not net of tax as the Corporation currently does not record a significant income tax expense (recovery) in the consolidated financial statements as a result of the historical losses for tax purposes.

Item 19. Exhibits

20.                       Please file as exhibits the employment agreements described under “Employment Agreements” beginning on page 51. Refer to Instruction 4(b)(1) of the instructions as to Exhibits of Form 20-F.

Response

The employment agreements described under “Employment Agreements” on page 51 are not required to be filed publicly in Canada and are not otherwise publicly disclosed and as such, pursuant to Instruction 4(c)(v) of the instructions as to Exhibits of Form 20-F, the Company proposes to continue following its home country practice of not publicly filing such employment agreements.

21.                       With respect to exhibit 99.1, please tell us why you refer to a Form 6-K filed on June 16, 2009 when it appears that the Form 6-K was filed on May 13, 2009.

Response

With respect to Exhibit 99.1, the reference to a Form 6-K filed on June 16, 2009 was the result of an inadvertent misdating and the correct date reference is May 13, 2009. We will amend the 2008 Form 20-F to correct the date reference.

Exhibit 13.2

22.                       The certification of your Chief Financial Officer refers to Form 40-F. Please file an amended Form 20-F with a correct certification.

Response

The Company will amend the 2008 Form 20-F to attach a correct certification of the Chief Financial Officer.

Form F-4 filed July 13, 2009

23.                       Please note that we have not completed our review of the financial information related to APIF included in Appendix B and the related unaudited pro forma consolidated financial statements included in Appendix C, as well as the selected historical and pro forma financial data included in your Form F-4. We may issue further comments when we complete our review.

Response

Thank you for your update.  We look forward to working with you to resolve any comments you may have on the Form F-4.

*              *              *              *              *

As requested by the Staff, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

*              *              *              *              *

If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck
Andrew J. Beck

cc:	Andri Boerman
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

John Emanoilidis
Danial Lam
(Torys LLP)